FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Alamos Gold Inc. (the “Company”)
Suite 2010, 120 Adelaide Street, West
Toronto, Ontario
M5H 1T1

Item 2.

Date of Material Changes

May 30, 2006

Item 3.

News Release

The news release was issued at Toronto, Ontario on May 30, 2006.

Item 4.

Summary of Material Change

The Company announced that it received approval from the holders of its 5.5% Convertible Unsecured Subordinated Debentures due 2010 to amend the terms of the trust indenture governing such debentures to allow for early conversion of the outstanding debentures.

Item 5.

Full Description of Material Change

Reference the following news release dated May 30, 2006.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

The following Executive Officer of the Company is available to answer questions regarding this report:

John A. McCluskey
President and Chief Executive Officer
416.368.9932 (ext 203)

Item 9.

Date of Report

Dated at Toronto, Ontario, this 30th day of May, 2006.

Tuesday, May 30, 2006	For Immediate Release

Alamos Gold Inc. Receives Consent for Early Debenture Conversion

Toronto, Ontario - Alamos Gold Inc. (the “Company”) (TSX: AGI) announces that it  has received approval from the holders of its 5.5% Convertible Unsecured Subordinated Debentures due 2010 convertible debentures to amend the terms of the trust indenture governing such debentures to allow for early conversion of the outstanding debentures.

Having secured the approval of the debenture holders the Company is designating a conversion period during which holders of the debentures will receive a premium for early conversion.

Any Debentures converted into common shares between 9:00 a.m. (Toronto time) on June 1, 2006 and 5:00 p.m. (Toronto time) on June 22, 2006 (the “Incentive Conversion Period”) will be entitled to receive, for each $100 principal amount of debentures that they convert: (i) 18.86792 common shares; (ii) additional common shares determined at the end of the Incentive Conversion Period with reference to the table set out on Appendix A; and (iii) additional common shares equal in value to $3.00 per $100 principal amount of Debentures converted at a deemed price per common share equal to the volume weighted average trading price of the common shares for the last five trading days of the Incentive Conversion Period.

The incentive will not negatively impact the rights of debentureholders who do not wish to participate.  Debentureholders will not be obliged to convert their debentures during the Incentive Conversion Period and there will be no changes to the rights and privileges of debentureholders who do not elect to take advantage of this incentive.

The directors of the Company will have the discretion not to proceed with, or discontinue, the incentive at any time.

Alamos’ common shares are traded on the Toronto Stock Exchange under the symbol “AGI” and its convertible debentures are traded under the symbol “AGI.DB”.

FOR FURTHER INFORMATION PLEASE CONTACT:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas@alamosgold.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in Alamos periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

APPENDIX “A”

TABLE FOR DETERMINING THE NUMBER OF ADDITIONAL SHARES

The number of additional common shares issuable per $100 principal amount of debentures converted is based upon the last date of the Incentive Conversion Period (the “Effective Date”) and the volume weighted average trading price of the common shares for the last five trading days of the Incentive Conversion Period (the “Volume Weighted Average Common Share Price”).  If the Volume Weighted Average Common Share Price is between two amounts in the table or if the Effective Date is between two dates in the table, the number of common shares issuable in accordance with the table shall be determined by a straight-line interpolation between the number of additional common shares set forth for the higher and lower Volume Weighted Average Common Share Price amounts and the two dates, as applicable, based on a 365-day year.

Effective	Volume Weighted Average Common Share Price
Date	$3.96	$4.25	$4.75	$5.00	$5.75	$6.25	$6.75	$7.25	$7.75	$8.25	Cont’d
15-Jan-06	6.3846	5.9679	4.8243	4.3671	3.3278	2.8286	2.4372	2.13	1.8808	1.6808
15-Jan-07	6.3846	5.4214	4.1653	3.6747	2.5764	2.0711	1.6823	1.4056	1.1793	1.0167
15-Jan-08	6.3846	5.1272	3.6555	3.0568	1.673	1.0179	0.5549	0.2834	0	0
15-Jan-09	6.3846	4.9894	3.4504	2.8394	1.4978	0.8991	0.4915	0	0	0
15-Jan-10	6.3846	4.5703	2.1901	1.3181	0	0	0	0	0	0

	$8.75	$9.25	$9.75	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$20	$25
15-Jan-06	1.5133	1.3767	1.2619	1.2098	1.0429	0.9174	0.8212	0.7444	0.6824	0.4899	0.3871
15-Jan-07	0.8784	0.7808	0.6963	0.6603	0.5542	0.4841	0.4268	0.3873	0.3556	0.26	0.2073
15-Jan-08	0	0	0	0	0	0	0	0	0	0	0
15-Jan-09	0	0	0	0	0	0	0	0	0	0	0
15-Jan-10	0	0	0	0	0	0	0	0	0	0	0